Term Sheet To product supplement B dated July 31, 2015, prospectus supplement dated July 31, 2015 prospectus addendum dated January 1, 2016 and prospectus dated July 31, 2015	Term Sheet No. 2621B Registration Statement No. 333-206013 Dated January 12, 2016; Rule 433

Deutsche Bank

Structured Investments	Deutsche Bank AG $ Bearish Buffered Return Enhanced Notes Linked to the Price of Copper due February 6, 2017

General

•

The notes are designed for investors who seek a return at maturity linked to the inverse performance of the price of copper (the “Underlying”). If the Final Price is equal to or less than the Initial Price, investors will receive at maturity a return on the notes equal to 132.00% times the inverse perform ance of the price of the Underlying, subject to a Maximum Return of 13.20%. If the Final Price is greater than the Initial Price, but by an amount not more than the Buffer Amount of 10.00%, investors will receive a payment at maturity equal to the Face Amount per $1,000 Face Amount of notes. However, if the Final Price is greater than the Initial Price by an amount more than the Buffer Amount of 10.00%, for each $1,000 Face Amount of notes, investors will lose 1.1111% of the Face Amount for every 1.00% by which the Final Price is greater than the Initial Price by an amount more than the Buffer Amount. The notes do not pay any coupons and investors should be willing to lose some or all of their investment if the Final Price is greater than the Initial Price by an amount more than the Buffer Amount. Any payment on the notes is subject to the credit of the Issuer.

•	Because the notes are linked to the inverse performance of the Underlying, your return on the notes will increase if the price of the Underlying decreases, subject to the Maximum Return of 13.20%, while your return on the notes will decrease if the price of the Underlying increases from the Initial Price by an amount more than the Buffer Amount.

•	Senior unsecured obligations of Deutsche Bank AG due February 6, 2017

•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.

•	The notes are expected to price on or about January 15, 2016 (the “Trade Date”) and are expected to settle on or about January 21, 2016 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Underlying:	Copper
Issue Price:	100% of the Face Amount
Upside Leverage Factor:	132.00%
Maximum Return:	13.20%. The actual Maximum Return on the notes will be determined on the Trade Date and will not be less than 13.20%. Accordingly, the maximum Payment at Maturity will not be less than $1,132.00 per $1,000 Face Amount of notes.
Buffer Amount:	10.00%
Downside Participation Factor:	111.11%
Payment at Maturity:	• If the Final Price is equal to or less than the Initial Price, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:
$1,000 +($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)
• If the Final Price is greater than the Initial Price by an amount not more than the Buffer Amount, you will receive a cash payment at maturity equal to the Face Amount per $1,000 Face Amount of notes.

•     If the Final Price is greater than the Initial Price by an amount more than the Buffer Amount, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:

$1,000 + [$1,000 x (Underlying Return + Buffer Amount) x Downside Participation Factor]

If the Final Price is greater than the Initial Price by an amount more than the Buffer Amount, for each $1,000 Face Amount of notes, you will lose 1.1111% of the Face Amount for every 1.00% by which the Final Price is greater than the Initial Price by an amount greater than the Buffer Amount. In this circumstance, you will lose some or all of your investment at maturity. Any payment at maturity is subject to the credit of the Issuer.
(Key Terms continued on next page)

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement, page PS-5 of the accompanying prospectus supplement, page 2 of the accompanying prospectus addendum and page 12 of the accompanying prospectus and “Selected Risk Considerations” beginning on page 8 of this term sheet.

The Issuer’s estimated value of the notes on the Trade Date is approximately $969.00 to $989.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this term sheet for additional information.

By acquiring the notes, you will be bound by, and deemed to irrevocably consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page 4 of this term sheet for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement, prospectus addendum or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$11.00	$989.00
Total	$	$	$

(1) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer that will not exceed $11.00 per $1,000 Face Amount of notes.

(2) Please see “Supplemental Plan of Distribution” in this term sheet for more information about fees.

The notes are not bank deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

JPMorgan

Placement Agent

January 12, 2016

(Key Terms continued from previous page)
Underlying Return:	The performance of the Underlying from the Initial Price to the Final Price, calculated as follows:
Initial Price – Final Price
Initial Price
The Underlying Return may be positive, zero or negative. Any increase in the price of the Underlying will cause the Underlying Return to be negative, as measured from the Initial Price to the Final Price. Because the Underlying Return is calculated by dividing the difference between the Initial Price and the Final Price by the Initial Price, the maximum positive Underlying Return will equal 100%. There is no comparable limit on the negative performance of the Underlying. However, in no case will the Payment at Maturity be less than zero.
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Closing Price[1]:

The official price, which is the last bid and offer price quoted during the second ring of the second session, per metric tonne of copper-Grade A on the London Metal Exchanges (“LME”) for cash delivery, stated in U.S. dollars, as published by the LME (between 3:50 p.m. and 3:55 p.m., London time). For reference purposes only, the Bloomberg ticker symbol for the Underlying is "LOCADY <Comdty>."

Without limitation and in addition to any provisions in the accompanying product supplement, if the price source for the Underlying identified herein as the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error), the calculation agent may determine the Closing Price in good faith and in a commercially reasonable manner and/or postpone the Averaging Dates by up to five trading days.

Trade Date[3]:	January 15, 2016
Settlement Date[3]:	January 21, 2016
Averaging Date [3]:	January 26, 2017, January 27, 2017, January 30, 2017, January 31, 2017 and February 1, 2017
Maturity Date[2,3]:	February 6, 2017
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RYT4 / US25152RYT49

1 Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

2 Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” and acceleration as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates — Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

3 In the event that we make any change to the expected Trade Date or Settlement Date, the Averaging Dates and Maturity Date may be changed so that the stated term of the notes remains the same.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Resolution Measures and Deemed Agreement

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (“SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure (as defined below) by our competent resolution authority if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed to irrevocably consent to the provisions set forth in the accompanying prospectus addendum, which we have summarized below.

By acquiring the notes, you will be bound by and will be deemed to irrevocably consent to the imposition of any Resolution Measure by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by our competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the notes; (ii) convert the notes into ordinary shares of (a) the issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.” A “group entity” refers to an entity that is included in the corporate group subject to a Resolution Measure. A “bridge bank” refers to a newly chartered German bank that would receive some or all of our assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding.

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an “agent”) for, agree not to initiate a suit against the trustee and the relevant agent in respect of, and agree that neither the trustee nor the relevant agent will be liable for, any action that the trustee or the relevant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes; (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the relevant agent; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the “Resolution Measure” section of the accompanying prospectus addendum are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the issuer relating to the terms and conditions of the notes.

This is only a summary, for more information please see the accompanying prospectus addendum dated January 1, 2016.

Additional Terms Specific to the Notes

You should read this term sheet together with product supplement B dated July 31, 2015, the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which these notes are a part, the prospectus addendum dated January 1, 2016 and the prospectus dated July 31, 2015. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement B dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006059/crt_dp58181-424b2.pdf

•	Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

•	Prospectus addendum dated January 1, 2016:

http://www.sec.gov/Archives/edgar/data/1159508/000095010316009887/crt-dp62226_424b3.pdf

•	Prospectus dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The definition of “Underlying Return” in this term sheet supersedes the definition of “Underlying Return” in the accompanying product supplement.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Payments on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Underlying?

The following table illustrates a range of hypothetical payments at maturity on the notes. The table and the hypothetical examples set forth below reflect the Upside Leverage Factor of 132.00%, the Buffer Amount of 10.00% and the Downside Participation Factor of 111.11% and assume a Maximum Return of 13.20%. The actual Initial Price and Maximum Return will be determined on the Trade Date. The table and hypothetical examples set forth below are for illustrative purposes only. The actual return applicable to a purchaser of the notes will be based on the Underlying Return, determined using the Closing Prices of the Underlying on the specified Averaging Dates. The numbers appearing in the table and examples below may have been rounded for ease of analysis. You should consider carefully whether the notes are suitable to your investment goals.

Hypothetical Percentage Change in Price of Underlying (%)	Hypothetical Underlying Return (%)	Hypothetical Return on the Notes (%)	Hypothetical Payment at Maturity ($)
-100.00%	100.00%	13.20%	$1,132.00
-90.00%	90.00%	13.20%	$1,132.00
-80.00%	80.00%	13.20%	$1,132.00
-70.00%	70.00%	13.20%	$1,132.00
-60.00%	60.00%	13.20%	$1,132.00
-50.00%	50.00%	13.20%	$1,132.00
-40.00%	40.00%	13.20%	$1,132.00
-30.00%	30.00%	13.20%	$1,132.00
-20.00%	20.00%	13.20%	$1,132.00
-10.00%	10.00%	13.20%	$1,132.00
-5.00%	5.00%	6.60%	$1,066.00
-2.50%	2.50%	3.30%	$1,033.00
0.00%	0.00%	0.00%	$1,000.00
5.00%	-5.00%	0.00%	$1,000.00
10.00%	-10.00%	0.00%	$1,000.00
20.00%	-20.00%	-11.11%	$888.89
30.00%	-30.00%	-22.22%	$777.78
40.00%	-40.00%	-33.33%	$666.67
50.00%	-50.00%	-44.44%	$555.56
60.00%	-60.00%	-55.56%	$444.44
70.00%	-70.00%	-66.67%	$333.33
80.00%	-80.00%	-77.78%	$222.22
90.00%	-90.00%	-88.89%	$111.11
100.00%	-100.00%	-100.00%	$0.00
110.00%	-110.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Price is less than the Initial Price, resulting in an Underlying Return of 30.00%. Because the Final Price is less than the Initial Price and the product of the Underlying Return of 30.00% and the Upside Leverage Factor is greater than the Maximum Return, the investor receives the Maximum Return on the notes. Accordingly, the investor receives a Payment at Maturity of $1,132.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)

$1,000 + ($1,000 x 13.20%) = $1,132.00

Example 2: The Final Price is less than the Initial Price, resulting in an Underlying Return of 5.00%. Because the Final Price is less than the Initial Price and the product of the Underlying Return of 5.00% and the Upside Leverage Factor is less than the Maximum Return, the investor receives a Payment at Maturity of $1,066.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)

 $1,000 + ($1,000 x 5.00% x 132.00%) = $1,066.00

Example 3: The Final Price is greater than the Initial Price by an amount not more than the Buffer Amount, resulting in an Underlying Return of -5.00%. Because the Final Price is greater than the Initial Price by an amount not more than the Buffer Amount, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The Final Price is greater than the Initial Price by an amount more than the Buffer Amount, resulting in an Underlying Return of -40.00%. Because the Final Price is greater than the Initial Price by an amount more than the Buffer Amount, the investor receives a Payment at Maturity of $666.67 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (Underlying Return + Buffer Amount) x Downside Participation Factor]

$1,000 + [$1,000 x (-40.00% + 10.00%) x 111.11%] = $666.67

Selected Purchase Considerations

•	BEARISH EXPOSURE TO THE PERFORMANCE OF THE UNDERLYING — The notes are linked to the inverse performance of the price of the Underlying. Thus, your return on the notes will increase if the price of the Underlying decreases, subject to the Maximum Return of 13.20%, while your return on the notes will decrease if the price of the Underlying increases from the Initial Price by an amount more than the Buffer Amount.

•	CAPPED APPRECIATION POTENTIAL — The notes provide leveraged exposure to any decrease in the price of the Underlying, subject to the Maximum Return of 13.20%. Consequently, the maximum Payment at Maturity is $1,132.00 per $1,000 Face Amount of notes. The actual Maximum Return on the notes will be determined on the Trade Date and will not be less than 13.20%. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	LIMITED PROTECTION AGAINST LOSS — If the Final Price is greater than the Initial Price by an amount not more than the Buffer Amount of 10.00%, you will receive a payment at maturity equal to the Face Amount per $1,000 Face Amount of notes. However, if the Final Price is greater than the Initial Price by an amount more than the Buffer Amount, for each $1,000 Face Amount of notes, you will lose 1.1111% of the Face Amount for every 1.00% by which the Final Price is greater than the Initial Price by an amount more than the Buffer Amount. In this circumstance, you will lose some or all of your investment in the notes.

•	A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event (as defined under “Description of Securities — Adjustments to Valuation Dates and Payment Dates — Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Face Amount of notes upon such early acceleration will be determined by the calculation agent in good faith and in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factors entitled “A Commodity Hedging Disruption Event May Result in Acceleration of the Notes” in this term sheet for more information.

•	TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity or other taxable disposition of your notes and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Withholding under legislation commonly referred to as “FATCA” might (if the notes were recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes. Notwithstanding anything to the contrary in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition, including redemption at maturity, of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement, prospectus supplement, prospectus addendum and prospectus. However, because the notes are linked to the inverse performance of the Underlying, any risk disclosure regarding the effect of the price of the Underlying on the return on the notes in the “Risk Factors” section of the accompanying product supplement is superseded by the relevant risk considerations below.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. Because the return on the notes at maturity is linked to the inverse performance of the Underlying, if the Final Price is greater than the Initial Price by an amount more than the Buffer Amount, for each $1,000 Face Amount of notes, you will lose 1.1111% of the Face Amount for every 1.00% by which the Final Price is greater than the Initial Price by an amount more than the Buffer Amount. In this circumstance, you will lose some or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	THE RETURN ON THE NOTES IS LIMITED — If the Final Price is equal to or less than the Initial Price, for each $1,000 Face Amount of notes, you will receive at maturity the Face Amount plus an additional amount that will not exceed the product of the Maximum Return of 13.20% and $1,000 Face Amount of notes. Consequently, assuming the Maximum Return is determined on the Trade Date to be 13.20%, the maximum Payment at Maturity will be $1,132.00 per $1,000 Face Amount of notes, regardless of any further decrease in the price of the Underlying, which may be significant.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.

•	THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

•	THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union adopted the Bank Recovery and Resolution Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Resolution Act, which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under the SRM Regulation. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes are subject to the powers exercised by the competent resolution authority to impose a Resolution Measure on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling of the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, among the unsecured unsubordinated obligations of the issuer, those obligations that are excluded from the statutory definition of “debt instruments” under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the issuer. This prioritization would also be given effect in a resolution proceeding with respect to the issuer, so that obligations excluded from the statutory definition of “debt instruments” would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of “debt instruments” and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the issuer. In a resolution or German insolvency proceeding with respect to the issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the notes offered herein to be classified as Structured Debt

Securities, but the competent regulatory authority or court may classify the notes differently. In a resolution or German insolvency proceeding with respect to the issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act, any and all claims against the trustee and the relevant agents for, agree not to initiate a suit against the trustee and the relevant agents in respect of, and agree that neither the trustee nor the relevant agents will be liable for, any action that the trustee or the relevant agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

•	THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•	INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on the notes may not reflect the return you would have realized if you had directly invested in the Underlying. For instance, your return on the notes is limited to the Maximum Return regardless of any decrease in the price of the Underlying, which could be significant.

•	IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the price of the Underlying. Changes in the price of the Underlying may not result in comparable changes in the value of your notes.

•	A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

•	THE PRICES OF COMMODITIES ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Market prices of commodities, such as copper, have experienced unprecedented historical volatility in the past few years. Market prices of commodities may fluctuate significantly over short periods due to a variety of factors, including: changes in supply and demand relationships; weather; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease, pestilence and technological developments; changes in interest rates, whether through governmental action or market movements; currency exchange rates; volatility from speculative activity; the development, availability and/or price of substitutes; trading activities in commodities and their substitutes and related contracts; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in countries in which the production of particular commodities may be concentrated; and natural or nuclear disasters. These factors may affect the price of copper and the value of your notes in varying and potentially inconsistent ways.

•	AN INVESTMENT IN THE NOTES WILL EXPOSE YOU TO CONCENTRATED RISK IN COPPER — In addition to factors affecting commodities generally, copper may be subject to a number of additional factors specific to copper that might cause price volatility. These may include, among others:

•	changes in the level of industrial activity using copper, including the availability and price of substitutes such as man-made or synthetic substitutes;

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in copper production and production costs, including storage, labor and energy costs;

•	non-concurrent trading hours of copper markets and short-term changes in supply and demand because of trading activities in the copper market;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors may affect the price of copper and it is not possible to predict the aggregate effect of all or any combination of these factors on the price of copper and the value of the notes. The price of copper may be, and has recently been, highly volatile. The price of copper has fallen significantly over the past few years and we can give you no assurance that the price of copper will continue to decline.

•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of copper and not to a diverse basket of commodities or a broad-based commodity index. The price of copper may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of multiple commodities or a broad-based commodity index.

•	THE PRICE OF COPPER IS SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — A portion of the copper supply is produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, some emerging market nations have undergone significant political, economic and social upheaval. In such cases, far-reaching changes have resulted in constitutional and social tensions and in such cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, appropriation or confiscation, political changes, government regulation and social instability. Future political instability may adversely affect the economic conditions of an emerging market nation. Political or economic instability is likely to affect the price of copper and, potentially, adversely affect the return on your investment and the value of the notes.

•	PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing prices of the Underlying and/or the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

•	ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this term sheet is based on the full Face Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Closing Price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	supply and demand trends for the Underlying;

•	the time remaining to the maturity of the notes;

•	interest rates and yields in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the Underlying or commodity markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or our affiliates expect to hedge our exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the price of the Underlying, which may adversely affect your return on the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. To the extent we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could affect the price of the Underlying and could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

•	WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could affect the price of the Underlying and could adversely affect the value of the notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying.

•	POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent will also be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

•	THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or an Averaging Date could affect the price of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of copper from January 5, 2006 through January 5, 2016. You can obtain the Closing Price of copper from the Bloomberg page “LOCADY <Comdty>”. The Closing Price of the Underlying on January 5, 2016 was $4,647.00. The graph below also indicates by a broken line a hypothetical Closing Price that would result in a percentage increase from the Closing Price of $4,647.00 on January 5, 2016 that is equal to the Buffer Amount of 10.00%. We obtained the information below from Bloomberg L.P. and we have not participated in the preparation of, or verified, such information.

The historical performance of the Underlying should not be taken as an indication of future performance and no assurance can be given as to the Closing Price of the Underlying on any of the Averaging Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $11.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.